UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LUMIRADX LIMITED

(Name of Issuer)

Common shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L 109

1.	Names of Reporting Persons Morningside Venture Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,495,148 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,495,148 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,495,148 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.9% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by Reporting Person, (ii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by Reporting Person, (iii) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of Reporting Person and (iv) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons MVIL, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,105,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,105,955 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.7% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer.
(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Frances Anne Elizabeth Richard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,495,148 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,495,148 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,495,148 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by Reporting Person, (ii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by Reporting Person, (iii) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of Reporting Person and (iv) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Cheung Ka Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,495,148 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,495,148 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,495,148 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by Reporting Person, (ii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by Reporting Person, (iii) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of Reporting Person and (iv) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Jill Marie Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,495,148 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,495,148 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,495,148 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by Reporting Person, (ii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by Reporting Person, (iii) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of Reporting Person and (iv) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Peter Stuart Allenby Edwards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,495,148 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,495,148 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,495,148 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 40.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by Reporting Person, (ii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by Reporting Person, (iii) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of Reporting Person and (iv) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Cheng Yee Wing Betty
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,105,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,105,955 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer.
(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. G5709L 109

1.	Names of Reporting Persons Wong See Wai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,105,955 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,105,955 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer.
(2)	Based on 45,241,767 Common Shares outstanding, as reported in the Issuer’s Form 20-F filed with the SEC on September 29, 2021.

CUSIP No. 04683R106

Item 1.
	(a)	Name of Issuer LumiraDx Limited

	(b)	Address of Issuer’s Principal Executive Offices c/o Ocorian Trust (Cayman) Limited PO Box 1350, Windward 3, Regatta Office Park Grand Cayman KY1-1108 Cayman Islands

Item 2.
	(a)	Name of Person Filing Morningside Venture Investments Limited MVIL, LLC Frances Anne Elizabeth Richard Cheung Ka Ho Jill Marie Franklin Peter Stuart Allenby Edwards Cheng Yee Wing Betty Wong See Wai

(b)

Address of Principal Business Office or, if none, Residence

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)

Citizenship

Morningside Venture Investments Limited – British Virgin Islands

MVIL, LLC – Delaware

Frances Anne Elizabeth Richard – United Kingdom

Cheung Ka Ho – Hong Kong

Jill Marie Franklin – United Kingdom

Peter Stuart Allenby Edwards – United Kingdom

Cheng Yee Wing Betty – Hong Kong

Wong See Wai – Hong Kong

	(d)	Title of Class of Securities Common shares, par value $0.0000028 per share (“Common Shares”)

	(e)	CUSIP Number G5709L 109

CUSIP No. 04683R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: (2)

Morningside Venture Investments Limited – 19,495,148

MVIL, LLC – 11,105,955

Frances Anne Elizabeth Richard – 19,495,148

Cheung Ka Ho – 19,495,148

Jill Marie Franklin – 19,495,148

Peter Stuart Allenby Edwards – 19,495,148

Cheng Yee Wing Betty – 11,105,955

Wong See Wai – 11,105,955

(b)

Percent of class:

Morningside Venture Investments Limited – 40.9%

MVIL, LLC – 23.7%

Frances Anne Elizabeth Richard – 40.9%

Cheung Ka Ho – 40.9%

Jill Marie Franklin – 40.9%

Peter Stuart Allenby Edwards – 40.9%

Cheng Yee Wing Betty – 23.7%

Wong See Wai – 23.7%

CUSIP No. 04683R106

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Morningside Venture Investments Limited – 0 shares

MVIL, LLC – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(ii)

Shared power to vote or to direct the vote

Morningside Venture Investments Limited – 19,495,148 shares

MVIL, LLC – 11,105,955 shares

Frances Anne Elizabeth Richard – 19,495,148 shares

Cheung Ka Ho – 19,495,148 shares

Jill Marie Franklin – 19,495,148 shares

Peter Stuart Allenby Edwards – 19,495,148 shares

Cheng Yee Wing Betty – 11,105,955 shares

Wong See Wai – 11,105,955 shares

(iii)

Sole power to dispose or to direct the disposition of

Morningside Venture Investments Limited – 0 shares

MVIL, LLC – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Cheung Ka Ho – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(iv)

Shared power to dispose or to direct the disposition of

Morningside Venture Investments Limited – 19,495,148 shares

MVIL, LLC – 11,105,955 shares

Frances Anne Elizabeth Richard – 19,495,148 shares

Cheung Ka Ho – 19,495,148 shares

Jill Marie Franklin – 19,495,148 shares

Peter Stuart Allenby Edwards – 19,495,148 shares

Cheng Yee Wing Betty – 11,105,955 shares

Wong See Wai – 11,105,955 shares

(2)

This statement is filed by: (i) Morningside Venture Investments Limited, a British Virgin Islands exempted company (“Morningside”), with respect to the Common Shares directly and beneficially owned by it; (ii) Frances Anne Elizabeth Richard, with respect to the Common Shares beneficially owned by her as a result of her position as a director with Morningside; (iii) Cheung Ka Ho, with respect to the Common Shares beneficially owned by him as a result of his position as a director with Morningside; (iv) Jill Marie Franklin, with respect to the Common Shares beneficially owned by her as a result of her position as a director of Morningside; (v) Peter Stuart Allenby Edwards, with respect to the Common Shares beneficially owned by him as a result of his position as a director with Morningside; (vi) MVIL, LLC, a Delaware limited liability company (“MVIL”), with respect to the Common Shares directly and beneficially owned by it; (vii) Cheng Yee Wing Betty, with respect to the Common Shares beneficially owned by her as a result of her position as a manager with MVIL; and (viii) Wong See Wai, with respect to the Common Shares beneficially owned by him as a result of his position as a manager with MVIL. Each of the foregoing is

CUSIP No. 04683R106

referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside, including by MVIL, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by Morningside and MVIL. Cheng Yee Wing Betty and Wong See Wai are the managers of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL. Morningside is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Wong Yuk Lan share authority to remove the trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See attached for identification of Members of the Group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2022

For and on behalf of

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

For and on behalf of

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai

Exhibit:

99.1: Joint Filing Statement